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EXHIBIT 22.1


                             NOTICE TO SHAREHOLDERS
                               OF CYTOMEDIX, INC.

Pursuant to Section 228 of the Delaware General Corporation Law ("DGCL"), a majority of the shareholders have taken certain action through written consents and without a meeting. On September 28, 2001, the President of Cytomedix, Inc., James A. Cour, was presented with written consents authorizing the following actions:

(1) The recall and removal of each of the current board of directors of the Corporation;

(2) The election and appointment of the following individuals as new directors of the Corporation to serve until their successors are duly elected and qualified:

               Robert  Burkett;
               David  Crews;  and
               Charles  Worden;

The consents also contemplated that the newly-constituted board of directors would consider:

(1) Whether to cause the termination of employment of the current members of the Corporation's management and the appointment of new management by the newly-constituted board of directors;

(2) Whether to cause the Corporation to obtain debtor-in-possession financing on such terms and conditions as the newly-constituted board of directors may approve as in best interest of the Corporation, its creditors and shareholders; and

(3) Whether to cause the retention by the Corporation of Mr. Kent Smith, Dr. Robin Geller and Mr. John Connally III as consultants to the Corporation;

The consents also authorized the newly constituted board of directors of the Corporation to take any actions reasonably necessary to effectuate the reorganization of the Corporation as a going concern or, in the event that the newly constituted board of directors determines that a liquidation of the Corporation is in the best interest of the Corporation's stockholders and creditors, any actions reasonably necessary for such liquidation.

This action through written consents was initially challenged by Messrs. Cour and Demarest through a formal objection in bankruptcy court. However, on October 15, 2001, Messrs. Cour and Demarest withdrew their objections to the action. Furthermore, Messrs. Cour and Demarest tendered their resignations as officers in the withdrawal. Mr. Kent Smith has been appointed by the new board of directors to serve as interim chief executive officer.


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Under  Delaware  law,  prompt notice of such actions is to be delivered to those stockholders who did not consent in writing and who, if such action had been taken at a meeting of the stockholders of the Corporation, would have been entitled to notice of the meeting if the record date of such meeting had been the date that the written consents were delivered to the Corporation. This notice to shareholders is provided in accordance with Delaware law.

                                                                October 17, 2001





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